UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Condomínio Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939
Tamboré, Barueri, SP, 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Results of Extraordinary General Meeting

At 11:00 a.m. (Brazil time) on February 12, 2026, Azul S.A. (the “Company”) held an extraordinary general meeting of the shareholders of the Company (the “Extraordinary General Meeting”).

Shareholders of the Company representing approximately 84% of the outstanding common shares issued by the Company (the “Common Shares”) were present at the Extraordinary General Meeting, which constituted a quorum. The Extraordinary General Meeting was commenced at 11:00 a.m. (Brazil time) and subsequently adjourned to 4:00 p.m. (Brazil time) on the same day. The Extraordinary General Meeting resumed at 4:00 p.m. (Brazil time) on February 12, 2026, where a quorum continued to be present.

Each of the proposals voted on by the holders of the Common Shares was approved by the holders of the requisite number of Common Shares at the Extraordinary General Meeting.

Accordingly:

(i)	the amendment and complete reformulation of the Company’s bylaws (estatuto social) in the form attached hereto as Exhibit 99.1 (the “Bylaws”) was approved, the effectiveness of which being conditioned upon the consummation (the “Consummation of the Chapter 11 Plan”) of the restructuring plan (the “Chapter 11 Plan”) filed by the Company and certain of its subsidiaries under Chapter 11 of the United States Bankruptcy Code, before the United States Bankruptcy Court for the Southern District of New York;

(ii)	the removal of all current members of the Company’s Board of Directors (the “Board”) was approved, with such removal becoming effective upon the Consummation of the Chapter 11 Plan;

(iii)	the number of members of the Board was set at seven (7) and the election of the following members of the Board was approved, with such election becoming effective upon the Consummation of the Chapter 11 Plan:

▪	David Gary Neeleman (who was also appointed as Chairman of the Board);
▪	Sérgio Eraldo de Salles Pinto (who was appointed as Vice-Chairman of the Board);
▪	Gilberto de Almeida Peralta;
▪	Daniella Marques Consentino;
▪	Renata Faber Rocha Ribeiro;
▪	Patrick Wayne Quayle; and
▪	John Peter Rodgerson (together with the election Mr. Jeff Ogar as his alternate, subject to the conditions referred to below),

with each director being elected to serve a unified term of office of two (2) years commencing on the date of the Consummation of the Chapter 11 Plan, during which period they shall be subject to certain stability conditions, pursuant to Paragraph 1 of Article 13 of the Bylaws;

(iv)	the Company’s new Restricted Share Granting Plan was approved, a copy of which is attached hereto as Exhibit 99.2, the effectiveness of which being conditioned upon the Consummation of the Chapter 11 Plan; and

(v)	the reverse share split of all Common Shares, at a ratio of seventy-five (75) shares to form one (1) share was approved (with no change to the Brazilian reais amount of the Company’s share capital), resulting in a reduction in the total number of Common Shares from 693,985,807,118,321 to 9,253,144,094,911 Common Shares, and as a result, an amendment to the Company’s bylaws (estatuto social) was also approved to reflect the new number of Common Shares.

With the exception of John Peter Rodgerson (the Company’s chief executive officer), all other members of the Board elected as described in paragraph (iii) above meet the independence criteria defined in Exhibit K of CVM Resolution No. 80 and B3’s Level 2 Corporate Governance Listing Regulations.

The election of Jeff Ogar as an alternate member of the Board referred to above is conditioned upon the satisfaction of certain conditions precedent and additional approvals under the terms of the Chapter 11 Plan and related documents, including approval by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE). Accordingly, until such conditions and approvals are obtained, the position of the alternate member of John Peter Rodgerson will remain vacant.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Bylaws of the Company (Effectiveness conditioned upon the Consummation of the Chapter 11 Plan)
99.2	Restricted Shares Granting Plan (Effectiveness conditioned upon the Consummation of the Chapter 11 Plan)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2026

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer